UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibit to this report on Form 6-K and incorporated by reference herein is the Registrant’s proxy statement for the annual special meeting of shareholders to be held on September 6, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: August 2, 2011

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Tuesday, September 6, 2011 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Special General Meeting is for the following purposes:

(1)	To approve amendments to the Company’s Articles of Association as set forth in the attached proxy statement;

(2)	To appoint Ms. Maayan Naor as an outside director of the Company for a three-year term (in addition to the other outside director currently serving on the Board of Directors); and

(3)
To authorize the Board of Directors to affect a reverse share split of the Company’s share capital up to 1-for-4 shares and to approve an amendment to the Company’s Articles of Association necessary to give effect to such a reverse share split.

Shareholders of record at the close of business on August 9, 2011 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Shareholders whose shares are traded through the Tel-Aviv Stock Exchange, or TASE, may only vote their shares in one of the following two ways: (a) By mail: sign and date a voting instructions card  in the form filed by the Company on MAGNA and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that the shareholder was the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to the offices of the Company at 8 Maskit St., Herzlia, Israel, Attention: Yael Peretz, VP, General Counsel; or (b) In person: attend the Meeting, where ballots will be provided. If a shareholder chooses to vote in person at the meeting, he or she must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that such shareholder was the beneficial owner of the shares on the record date.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Eric Green
August 2, 2011	Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Special General Meeting will be held on Tuesday, September 6, 2011 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

It is proposed that at the Special General Meeting: (i) an amendment to the Articles of Association be approved; (ii) Ms. Maayan Naor be appointed as an outside director for a three-year term; and (iii) the Board of Directors be authorized to affect a reverse share split of the Company’s share capital and a further amendment to the Company’s articles of association necessary to give effect to such reverse share split, be approved.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 9, 2011 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 10, 2011, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on August 1, 2011, 24,860,756 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 1, 2011, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

Prescott Group Capital Management, LLC (2)	6,195,064	24.5%

Columbia Pacific Opportunity Fund, LP(3)	2,649,953	10.7%

Lake Union Capital Management, LLC(4)	1,892,769	7.6%

Arik Kilman(5)	1,543,121	6.0%

All directors and officers as a group (9 persons)(6)	1,720,757	6.9%
____________
(1)
Percentages in the above table are based on 24,860,756 Ordinary Shares outstanding as of August 1, 2011 and do not include 1,471,240 Ordinary Shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company any voting rights.

(2)
Based on a Schedule 13D/A filed by Prescott on June 27, 2011. The number of shares owned includes an aggregate of 409,372 Ordinary Shares underlying warrants exercisable within 60 days of the date thereof. Excluding such warrants, Prescott’s holdings constitute 23.3% of the Ordinary Shares outstanding as of August 1, 2011.

(3)
Based on a Schedule 13G/A filed by Columbia Pacific Opportunity Fund, LP (the “Fund”) on April 11, 2011. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which serves as investment advisor to the Fund and is primarily responsible for all investment decisions regarding the portfolio of Columbia Pacific Opportunity Fund, L.P. The 2,649,953 ordinary shares owned by Columbia Pacific Advisors, LLC, are held in the portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of his pecuniary interest therein.

(4)	Based on a Schedule 13G/A filed by Michael Self, Lake Union Capital Management, LLC and Lake Union Capital Fund, LP on February 1, 2011, the voting power is shared by and among the three of them.

(5)	Number of shares owned includes an aggregate of 725,000 Ordinary Shares underlying options exercisable within 60 days of the date hereof.

(6)	Includes options to purchase Ordinary Shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – AMENDMENT OF THE ARTICLES OF ASSOCIATION

Recently, several amendments to the Israeli Securities Law, 1968 (the “Securities Law”) and the Israeli Companies Law, 1999 (the “Companies Law”) have been passed. Subsequently, the Company proposes to amend its Articles of Association as described below. In addition, the Company further proposes to amend its Articles of Association to grant the Chairman of the Board of Directors of the Company a casting vote.

In February 2011, an amendment to the Securities Law and the Companies Law came into effect. The amendment introduced, inter-alia, new provisions relating to indemnification and insurance of officers. According to the amendment, a corporation may not procure insurance coverage in connection with a proceeding instituted against an office holder (as defined in the Companies Law) pursuant to the provisions of Chapters H'3, H'4 and I'1 of the Securities Law and may not indemnify office holders for payment of financial sanctions. In light of the amendment, the Company proposes to amend the provisions of the Company's Articles of Association relating to indemnity, insurance and exemption of officers.

In March 2011, a further amendment to the Companies Law was passed.  The amendment includes provisions prohibiting the appointment of a corporation to serve as a director of a public company. This amendment shall come into effect in September 2011. Accordingly, the Company proposes to omit the provisions in the Company’s Articles of Association which enable the appointment of a “Corporate Representative” and all references in connection thereto.

In addition, under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than six (6). According to Article 24.1 of the Company’s Articles of Association, the Chairman of the Board of Directors shall not have an additional or casting vote at meetings of the Board of Directors. The Board of Directors recommends to grant to the Chairman of the Board of Directors a casting vote in order to avoid deadlock in resolutions of the Board of Directors. The Board of Directors believes that it is in the best interests of the Company that the Chairman would have a casting vote. Accordingly, it is proposed to amend Article 24.1 of the Articles of Association to provide that the Chairman of the Board of Directors shall have a casting vote in case of even votes at the Board. Under Article 29.4 of the Articles of Association, the meetings and proceedings of a committee of the Board shall be governed by the provisions contained in the Articles of Association for regulating the meetings and proceedings of the Board, so far as the same are applicable thereto and are not lawfully suspended or superseded by any regulations imposed by the Board.

The proposed amended Articles of Association of the Company, incorporating the changes described above, are attached as Exhibit A hereto.

The Company proposes that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Articles of Association of the Company as reflected in the proposed revised Articles of Association attached hereto as Exhibit A.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote “For” approval of this proposed resolution.

ITEM 2 –APPOINTMENT OF AN OUTSIDE DIRECTOR

Under the Companies Law, the Company is required to appoint at least two outside directors. Mr. Michael Chill currently serves as an outside director of the Company, and his term of service terminates on July 22, 2012. Mr. Sam Somech had served as an outside director of the Company from January 1, 2009 until his resignation on July 5, 2011. Accordingly, at present, the Company has only one outside director. In order to fill in the vacancy, the Company proposes that at the Meeting Ms. Maayan Naor be appointed as an outside director of the Company for a three-year term.

Maayan Naor, age 38, has served since June 2011 as Finance Director of Silco Ltd., a privately held Israeli company and subsidiary of Bunzel Plc., an international distributor of non-food consumable products. Since January 2011, Ms. Naor has served as an outside director of FMS Enterprises Migun Ltd., a public company traded on the TASE, which manufactures ballistic protection raw materials and products. From 2005 through May 2011, Ms. Naor served as Deputy Corporate Controller at Makhteshim Agan Industries Ltd., a public company traded on the TASE. From 1999 through 2005, Ms. Naor worked as an auditor at Someckh Chaikin KPMG, an Israeli accounting firm. Ms. Naor holds a degree of Bachelor of Business (Accounting) from the College of Management in Israel and is a Certified Public Accountant in Israel.

The Company’s Audit Committee and Board of Directors propose to appoint Ms. Maayan Naor as an outside director of the Company for a three-year term commencing on the date of the Meeting.

The Board of Directors has determined that both Michael Chill and Maayan Naor qualify as “audit committee financial experts” as defined by applicable SEC regulations. Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that both Michael Chill and Maayan Naor meet the criteria defined in the Companies Law and the regulation promulgated there under.

The Company proposes that at the Meeting the following resolution be adopted:

“RESOLVED, to appoint Ms. Maayan Naor as an outside director of the Company for a three-year term commencing on September 6, 2011 and ending on September 5, 2014.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined below) and who are not interested parties other than interests that do not stem from connections with the controlling shareholders or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the Company’s outstanding shares.

A “controlling shareholder” under the Companies Law is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

The Company’s Board of Directors recommends that the shareholders vote “For” the appointment of Ms. Maayan Naor as an outside director of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3 – AUTHORIZING THE BOARD OF DIRECTORS TO AFFECT A REVERSE
SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND APPROVAL OF A
FURTHER AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Our Ordinary Shares are listed on the NASDAQ Global Market. Under the NASDAQ Global Market continued listing requirements set forth in NASDAQ’s Marketplace Rule 5450, the Company’s Ordinary Shares must maintain a minimum bid price of $1.00 per share. The closing bid price of the Company’s Ordinary Shares on the NASDAQ Global Market, as of July 29, 2011, was $1.17.

As a result, the Board of Directors believes that it may be desirable to affect a reverse share split of the Company’s share capital in a ratio not to exceed 1-for-4 shares, at any time prior to December 31, 2011. For example, if the Board of Directors sets the ratio at 1-to-4, then 4 ordinary shares, NIS 0.01 par value each, will be combined into 1 ordinary share, NIS 0.04 par value.

The Company proposes that at the Meeting the shareholders shall authorize the Board of Directors to effect a reverse share split in a ratio not to exceed 1-for-4 shares, if the Board of Directors determines to effect such reverse share split in its discretion. The Board shall be authorized to effect such reverse share split not later than December 31, 2011.

Any fractional shares resulting from the foregoing reverse split will be rounded to the nearest whole number according to the following principles:

•
If, as a result of the reverse share split, a shareholder will hold a fraction greater than 0.5 of a combined share issued as a result of the reverse share split (the “Combined Share”), such shareholder shall receive a Combined Share replacing the fractional share.

•
If, as a result of the reverse share split, a shareholder will hold a fraction equal to or less than 0.5 of a Combined Share, such shareholder will not be entitled to receive a Combined Share to replace the fractional share and the fractional share shall be cancelled.

The Board of Directors shall be authorized to issue Combined Shares as described above.

Although the Company expects that the reverse share split will result in an increase in the market price of the Ordinary Shares, the reverse share split may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of shares of Ordinary Shares outstanding or result in a permanent increase in the market price. For example, based on the closing price of the Ordinary Shares on July 29, 2011 of $1.17 per share, if the shareholders approve, and the Board of Directors implements, a 1-for-4 reverse share split, there can be no assurance that the post-split market price of the Ordinary Shares would be $4.68 (4 times this current price) per share or greater. The market price is dependent upon many factors, including the Company’s performance, prospects and other factors. If the reverse share split is accomplished and the market price of the Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of a reverse share split. In many cases, the market price of a company’s shares declines after a reverse share split. Based on this, there can be no assurance that following such a reverse split, the Company’s Ordinary Shares will continue to be listed on the Nasdaq Global Market.

In order to give effect to such a reverse share split, an amendment to the Company’s Articles of Association is required. Currently, the authorized share capital of the Company is NIS 400,000, divided into 40,000,000 Ordinary Shares. The Company proposes that at the Meeting the shareholders approve an amendment of Article 5 of the Articles of Association to reflect the changes in the Company’s share capital as a result of the reverse share split, if effected (i.e, the amount of Ordinary Shares comprising the authorized share capital will decrease and the par value of each Ordinary Share shall be increased, both in accordance with the ratio determined by the Board of Directors for the reverse share split).

The Company proposes that at the Meeting the following resolution be adopted:

“RESOLVED, (i) to authorize the Company’s Board of Directors to effect a reverse share split with respect to the Company’s share capital at a ratio of not more than 1-for-4 shares, not later than December 31, 2011; and (ii) to approve an amendment to the Company’s Articles of Association such that Article 5 will be restated reflect the results of the reverse share split, if such a reverse share split is effected by the Board of Directors.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote “For” approval of this proposed resolution.

By Order of the Board of Directors,

Eric Green
Chairman of the Board of Directors

Dated: August 2, 2011

Exhibit A

The Companies Law 5759-1999

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

BluePhoenix Solutions Ltd.

C o n t e n t s

Part A:	Definitions and Interpretation
	1.	Definitions
	2.	Interpretation
Part B:	The Company, its Objects and the Share Capital
	3.	The Company and its Objects
	4.	Limited Liability
	5.	Share Capital
	6.	Changes in the Share Capital
	7.	Rights attached to the Shares and Issuance of Shares
	8.	Shareholders
Part C:	The Shares
	9.	Share Certificates
	10.	Transfer of Shares
	11.	Decedents’ Shares
	12.	Receivers and Liquidators
Part D:	General Meetings
	13.	Annual a General Meeting
	14.	Special Meeting
	15.	Record Date
	16.	Convening the Meeting
	17.	Proceedings at General Meetings
	18.	Voting
	19.	Voting by Proxy
	20.	Powers of the General Meeting
Part E:	The Board of Directors
	21.	Appointment and Dismissal of Directors
	22.	Alternate Director
	23.	Reserved~~Corporate Representative~~
	24.	Chairman of the Board of Directors
	25.	Convening and Conduct of Meetings of the Board of Directors
	26.	Notice of Meetings of the Board of Directors
	27.	Authorities of the Board of Directors
	28.	Remuneration of Directors
	29.	Committees of the Board of Directors
Part F:	The General Manager and Other Officers
	30.	The General Manager
	31.	Secretary and Officers
	32.	Personal Interest in Transactions of the Company
	33.	Indemnity, Insurance and Exemption~~Insurance, Release and Indemnification~~of Officers
	34.	Signature Rights
Part G:	Minutes, Registers and Books of Accounts
	35.	Minutes
	36.	Books and Registers of the Company
Part H:	Audit
	37.	Auditor
	38.	Internal Auditor
Part I:	Reserves, Distributions and Bonus Shares
	39.	Reserves
	40.	Distribution of Dividends and Bonus Shares
	41.	Buy-Back
Part J:	Notices
	42.	Notices

THE COMPANIES LAW, 1999

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
OF
BLUEPHOENIX SOLUTIONS LTD.

PART A: DEFINITIONS AND INTERPRETATION

1.	Definitions

In these Articles, the following terms shall have the meaning appearing opposite them, unless another interpretation is expressly stated herein:

“Alternate Director”	As defined in Part E below;

“Articles” or “these Articles”	These Articles of Association, as amended from time to time by the General Meeting;

“Board” or “Board of Directors”
The Board of Directors of the Company elected or properly appointed in accordance with the provisions of these Articles; any committee of the Board of Directors to the extent that any of the authorities of the Board of Directors are delegated to it; any person authorized by the Board of Directors, to the extent so authorized, for the purposes of any matter or class of matters;

“business day”	A day on which customer services are provided by a majority of the commercial banks in Israel;

“Companies Law”	The Companies Law, 5759 – 1999, as amended from time to time, or any other law which shall replace it, and any regulations promulgated thereunder;

“Companies Ordinance”	The Companies Ordinance [New Version] 5743 – 1983, as amended from time to time, or any other law which shall replace it and any regulations promulgated thereunder;

“Company”	BluePhoenix Solutions Ltd.;

~~“Corporate Representative”~~	~~As defined in Part E below;~~

“Extraordinary Transaction”
A transaction which is not in the ordinary course of business of the Company; a transaction which is not on market terms or a transaction liable to have a material affect on the profitability of the Company, its assets or its liabilities; an arrangement between the Company and an Officer regarding the terms of his office and engagement, including the grant of a release from liability, insurance, and an undertaking to indemnify or an indemnity according to the indemnity permit;

“General Manager”	The person holding this title and any person having the authority of a General Manager, whatever his title;

“Memorandum”	The Memorandum of Association of the Company as amended from time to time;

“Office” or “the Offices of the Company”	The registered office of the Company at the relevant time;

“Officer”	An Office Holder, as such term is defined in the Companies Law;

“Register”	The shareholders register together with any additional shareholders register that the Company may maintain outside Israel;

“security”
Share, debenture, capital note, security, certificate or right entitling membership or participation in the Company or a claim from it (if issued in series), a certificate or right entitling the holder to acquire a security of the Company, in each case whether the security is in name form or bearer form including a debenture or option convertible into shares;

“Securities Law”	The Securities Law, 5728 – 1968, as amended from time to time, or any other law which shall replace it, and any regulations promulgated thereunder;

“simple majority”
A majority of those present and voting at a General Meeting or meeting of the Board of Directors. The vote of any person present at a meeting as aforesaid who does not vote or abstains from voting with respect to any matter on the agenda shall not be included in the number of votes cast;

“transaction”	A contract or an agreement or a unilateral decision to bestow a right or some other benefit;

“Year” or “Month”	According to the Gregorian calendar;

2.	Interpretation

2.1
Subject to the provisions of Article 1 above, and unless the context expressly requires some other interpretation, the terms defined in the Companies Law or in the Companies Ordinance, as the case may be, shall bear the same meaning in these Articles; words in the singular shall include the plural and, vice versa; masculine terms shall include the feminine gender, and words indicating individuals shall include corporations.

2.2
Any Article in these Articles which provides for an arrangement which differs in whole or in part from any provision in the Companies Law, the Companies Ordinance or any other provisions of any law, which can be stipulated against, amended or added to, in whole or with regard to specific matters or within specific limitations, in accordance with any law, shall be considered a stipulation against the provision of the Companies Law or Companies Ordinance, as the case may be, even if the actual stipulation is not specified in the said Article, and even if it is expressly stated in the Article (in whatever form) that the effectiveness of the Article is subject to the provisions of any law.

2.3
In the event of a contradiction between any Article and the provisions of any law that may not be stipulated against, amended or added to, the provisions of the said law shall prevail, provided that nothing thereby shall nullify or impair the effectiveness of these Articles or any other Article therein.

2.4
In interpreting any Article or examining its effectiveness, the interpretation shall be given to that Article which is most likely to achieve its purpose as appearing therefrom or as appearing from the other Articles included within these Articles.

PART B: THE COMPANY, ITS OBJECTS AND THE SHARE CAPITAL

3.	The Company and its Objects

	3.1	The Company is a public Company.

	3.2	The objects of the Company shall be as specified in the Memorandum.

3.3
The Company may contribute reasonable amounts for any suitable purpose or categories of purpose even if such contributions do not fall within business considerations of the Company. The Board of Directors may determine the amounts of the contributions, the purpose or category of purposes for which the contribution is to be made, and the identity of the recipients of any contribution.

3.4
The Company may at any time undertake any kind of business activity which is permitted to the Company under the terms of these Articles, expressly or by implication, and may refrain from these activities, whether or not the Company has commenced that kind of business activity, all in the absolute discretion of the Board of Directors.

4.	Limited Liability

The liability of the shareholders of the Company for the indebtedness of the Company shall be limited as follows:

	4.1	If the shares of the Company have a nominal value, the liability of each shareholder for the indebtedness of the Company is limited to payment of the nominal value of the shares of that shareholder.

4.2
If at any time the Company shall issue shares with no nominal value, the liability of the shareholders shall be limited to payment of the amount which the shareholders should have paid to the Company in the respect of each share according to the conditions of issue.

5.	Share Capital

The authorized share capital of the Company is NIS 400,000 (Four hundred thousand New Israeli Shekels) divided into 40,000,000 ordinary shares of NIS 0.01 nominal value each.

6.	Changes in the Share Capital

6.1
The General Meeting of the Company may, from time to time, increase the share capital of the Company or change the class of authorized shares (whether issued or not), by creating new shares, whether or not all of the shares that have been resolved to be issued have in fact been issued at such time, and whether or not all of the shares which have been issued at such time have been paid in full. Such increase or change in share capital shall be in such amount and divided into shares and shall be made subject to such terms and conditions and with such rights and preferences as specified in the resolution creating the shares, and if no such directions are included within the resolution, as the Board of Directors shall determine, and in particular, the shares may be issued with preferred or subordinated rights (or without rights) to dividends, voting, repayment of capital or with respect to any other matters.

6.2
Unless the resolution authorizing the increase in share capital provides otherwise, the new shares shall be issued subject to all of the provisions of these Articles which apply to the existing share capital of the Company.

6.3
The General Meeting may, from time to time, cancel any of its unissued authorized share capital, unless there is any outstanding obligation on the part of the Company, including a conditional obligation, to issue the shares.

	6.4	Subject to the provisions of any law and the provisions of these Articles, the Company shall be entitled, from time to time, to cancel any issued share capital.

7.	Rights attached to the Shares and Issuance of Shares

	7.1	Unless these Articles provide otherwise, all of the shares shall carry equal rights for all purposes, and each share shall vest in the holder thereof:

(a)
The right to receive an invitation to and to participate in each General Meeting of the Company, annual or special, and the right to one vote in respect of each share that he holds in every vote at each General Meeting of the Company in which he participates (whether in person or by proxy, including through a written ballot), provided that the share is owned by the shareholder on the record date specified in the resolution to convene the General Meeting;

(b)
The right to receive dividends (if and to the extent distributed), the right to receive bonus shares (if and to the extent distributed), in each case in accordance with the nominal value of the shares (without taking into account any premium paid in connection with such shares) that the holder holds in relation to the total nominal value of the shares outstanding, all on the date upon which it is resolved to distribute the dividend or bonus shares or other distribution (as the case may be) or at such later date as shall be provided in the resolution in question and in accordance with the number of shares the holder holds on the said date;

(c)
The right to participate in the distribution of any surplus assets of the Company upon liquidation in accordance with the nominal value of each share in relation to the total nominal value of the shares outstanding.

The provisions of these Articles with respect to General Meetings shall apply to all meetings of any class of shareholders, mutatis mutandis.

7.2
The unissued shares forming part of the authorized share capital of the Company shall at all times be under the control of the Board of Directors.  Without prejudice to any special rights granted to the current shareholders of the Company prior to such date, if any, the Company (acting through the Board of Directors) may issue shares, whether included within the original capital of the Company or as a result of an increase in capital, with rights that are superior or inferior to the outstanding shares, or may issue shares which are preferred or subordinated with regard to distributions, voting rights, the right to repayment of capital or in connection with any other matter, all as the Company shall determine from time to time.

7.3
The Company may issue redeemable securities upon such terms as the Board of Directors shall determine.  The Board of Directors may attach to redeemable securities the attributes of shares, including voting rights and the right to participate in profits.

7.4
The Board of Directors may pay brokerage, underwriting or agents fees in connection with any issue of securities of the Company, in such a manner as the Board of Directors shall determine, and subject to the provisions of any law.

7.5	In the event of an issuance of shares or other securities by the Company, the Company will have no obligation to offer such shares or other securities to the Company’s shareholders first.

7.6
If at any time the share capital is divided into different classes of shares, the General Meeting may, unless the terms of issue of that class of shares provide otherwise, amend, convert, expand, add to or otherwise alter the rights, preferences, limitations and directions relating to those shares (or which do not relate at such time to one of the classes), provided that the holders of the class of shares that have been issued and whose rights will be affected thereby agree thereto at a meeting of the holders of the shares of the said class.

The special rights of the holders of any shares or class of shares that have been issued, including shares issued with preferred rights or other special rights, shall not be deemed to have been altered or impaired as a result of the creation or issue of additional shares of equal rank or as a result of the cancellation of authorized share capital of the same class which have not yet been issued, unless it is otherwise specified in the conditions of issue of those shares.

The consolidation or division of the share capital of the Company shall not be deemed to amend the rights attached to the shares which are the subject of such consolidation or division.

8.	Shareholders

8.1
Unless otherwise specified in any law or in these Articles, the Company shall be entitled to treat the registered holder of any share, including a shareholder registered as holding a share on trust, as the absolute owner, and accordingly shall not, except as ordered by a court of competent jurisdiction, or as required under any law, be bound to recognize any equitable or other claim to, or interest in, such share of any other person.

8.2
The Company will be entitled, in accordance with its absolute discretion, to transfer and to pay any amount (in any manner of payment that it selects), any asset of any sort, including bonus shares, to shareholders of the Company whose shares are not registered in their name in the Register, by executing such transfer to a Registration Company or to members of the stock exchange on which the shares of the Company are traded or to a trustee that the Company shall appoint for such matter. As long as the Company has acted based upon information that appears to have been provided to the Company by the shareholders thereof (including information provided by a Registration Company or a member of the stock exchange), the Company shall not be responsible for any unpaid amount or any asset that was not transferred to such shareholder, and the Company shall be deemed as if it has paid the said amounts and transferred the said assets, as the case may be, in full, on the date such amounts or assets were transferred to such Registration Company, member of the stock exchange or trustee.

8.3
The Board of Directors of the Company may, from time to time, settle procedures in connection with determining the identity of shareholders and in connection with the manner in which any right, benefit, asset or amount should be transferred to or distributed among them, including, without limitation, with respect to the distribution of dividends or bonus shares, and with respect to the grant of any right, asset or other benefit to the shareholders of the Company in their capacity as such. Any amounts, bonus shares, rights or property of any kind that are transferred to a shareholder (including to his agent, attorney or to any other person that the shareholder directs) whose identity has been authenticated in accordance with the procedures as aforesaid shall be deemed settlement in full and release of the indebtedness of the Company towards any person claiming a right to such payment, transfer, distribution or grant of right, as the case maybe.

PART C: THE SHARES

9.	Share Certificates

	9.1	Share certificates shall be signed by two directors of the Company, or by any other person authorized by the Board of Directors, alongside the name of the Company.

9.2
Each shareholder whose name appears in the Register shall be entitled to receive one share certificate in respect of the shares registered in his name, or, if the Board of Directors so authorizes (and after payment of the amount which the Board of Directors shall determine from time to time) a number of share certificates, each one in respect of one or more of these shares.  Each share certificate shall indicate the name of the shareholder, the number of shares in respect of which it has been issued, and any additional information as shall be determined by the Board of Directors.

9.3
A certificate in respect of a share registered in the names of two or more persons shall be delivered to such person as all of the registered shareholders of that share shall direct, and in the absence of agreement, to the person whose name appears first on the Register from among the names of the joint owners.

9.4
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

9.5
The Company shall not issue shares other than shares that are paid in full. Shares shall be deemed to have been paid in full if the full amount of the nominal value and any premium thereon has been paid, in accordance with the terms of issue of the shares.

	9.6	The Company may issue bearer shares or exchange a bearer certificate for a bearer share certificate.

10.	Transfer of Shares

10.1
A transfer of shares shall be effected by way of delivery of a share transfer deed in the form set forth below, which shall include all of the details and bear the signature of the transferor and the transferee and of the witnesses to their signatures.

	10.2	The transferor shall be deemed to have remained a shareholder until the name of the transferee is registered in the Register in respect of the share that is transferred.

10.3
The Company is entitled to require payment for the registration of a transfer of shares in the Register (including registration of a transfer of shares registered in the name of a Registration Company to the names of the owner of those shares) in such amount as the Board of Directors shall determine from time to time.

	10.4	The Board of Directors or any other person authorized thereto by the Board of Directors for such purpose, is entitled:

(a)
to refuse to recognize a share transfer unless the certificate of the transferred shares is being presented, and the transferor provides any additional details necessary to prove his or her entitlement to transfer the shares. The share transfer deeds that are registered shall remain with the Company.  Any share transfer deed that the Board of Directors refuses to register shall be returned to the person delivered it to the Company, at his request;

(b)	to refuse to recognize any share transfer until receipt of payment in respect of registration of the transfer.

10.5	The share transfer deed shall be substantially in the form set forth below, or in such regular or customary form as shall be approved by the Board of Directors:

“The undersigned, I.D. Number/Company Number ______________ (hereinafter “the Transferor”) in consideration for the payment of NIS ________ that has been paid to me by ___________, whose address is at ________________________, (hereinafter “the Transferee”) hereby transfer to the Transferee ________ shares of NIS ________ each, numbered from __ until ________ inclusive, in BluePhoenix Solutions Ltd., so that the Transferee shall hold the same in accordance with the terms upon which the undersigned held the shares immediately prior to signature of this deed;

and the Transferee, agrees to receive the abovementioned shares upon the abovementioned terms.

IN WITNESS WHEREOF the parties have executed this deed, the ________ day of ______________.

_______________________________________	_______________________________________
Transferor	Transferee

_______________________________________	_______________________________________
Witness to the signature of Transferor	Witness to the signature of Transferee”

10.6
Notwithstanding other provisions of these Articles, the Company shall amend the Register by order of the court, or if the Board of Directors is satisfied that the legal requirements for the assignment or transmission of the right to shares are fulfilled.

	10.7	The provisions of this Article shall apply also a transfer of a right to a share held by a number of holders jointly, mutatis mutandis.

10.8
The Company may destroy share transfer deeds seven years after registration of the transfer, and share certificates that have been cancelled three years after cancellation, and there shall be a presumption that all share transfer deeds and certificates that have been destroyed were in full force and that the transfers and cancellations and the registrations that were effected based thereon were lawfully carried out.

11.	Decedents’ Shares

Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a member in respect of such share, or may, transfer such share.

12.	Receivers and Liquidators

The Company may recognize the receiver or liquidator of any corporate member in winding-up or dissolution, or the receiver or trustee in bankruptcy of any member, as being entitled to the shares registered in the name of such member.  The receiver or liquidator of a corporate member in winding-up or dissolution, or the receiver or trustee in bankruptcy of any member, upon producing such evidence as the Board of Directors deems sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a member in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

PART D – GENERAL MEETINGS

13.	Annual General Meeting

The Company shall hold an Annual General Meeting once every year and no later than fifteen months following the last Annual General Meeting held. The Agenda for the Annual Meeting shall be determined by the Chairman of the Board of Directors in accordance with the instructions of the Board of Directors and shall include, inter alia, discussing the Financial Statements, any matter to be discussed at such meeting according to these Articles or any law, and any other matter that the Board of Directors may determine. To the extent required, the agenda may include appointment of directors, appointment of an auditor, receipt of report from the Board of Directors regarding the fees of the auditor in connection with the audit and any other matter that may require the convening of a Special Meeting.

14.	Special Meeting

All General Meetings other than Annual General Meetings shall be called “Special Meetings”.  The Board of Directors may, whenever it deems fit, and it shall, within 21 days after receiving a demand in writing by shareholders or directors, as provided in the Companies Law, convene a Special Meeting, at such time and place, as may be determined by the Board of Directors.  Any such demand must state the purpose for which the meeting is to be convened, be signed by the petitioners, and deposited at the Office.

15.	Record Date

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of, or to vote at, any General Meeting, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix, a record date, which shall not be more than forty (40) days (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of holders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

16.	Convening the Meeting

16.1
The time and place of each General Meeting shall be determined by the Board of Directors or by the Chairman thereof.  If no location for the convening of the meeting is specified by the Board of Directors or by the Chairman of the Board of Directors, the meeting shall convene at the Offices of the Company.

16.2
The Board of Directors may, in its absolute discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the Chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that all shareholders attending at the meeting place are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) at the principal meeting place and any satellite meeting place, and

(c)	be heard by all other persons so present in the same way.

The Chairman of the General Meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

16.3
Unless otherwise expressly directed by a court of competent jurisdiction, the provisions of these Articles shall apply, with such changes as required in the circumstances, to the convening, conduct and proceedings of a General Meeting convened by order of a court of competent jurisdiction and of a General Meeting lawfully convened other than by the Board of Directors, and to any vote at such meeting.

	16.4	The Company shall not be required to give notice under Section 69(b) of the Companies Law.

17.	Proceedings at General Meetings

	17.1	No discussion shall be commenced at a General Meeting unless a quorum is present at the commencement of the meeting.

Other than where a different rule is provided in these Articles or by any law or by a court of competent jurisdiction, a quorum shall be two or more shareholders present in person or by proxy or by written proxy, who hold an aggregate of at least 35% (thirty five percent) of the voting rights in the Company.

17.2
If within an hour from the time set for the General Meeting no quorum is present, the meeting shall automatically be adjourned to the same day and same time one week thereafter (unless such day shall fall on a public holiday either in Israel or the United States, in which case the General Meeting will be adjourned to the first day, not being Friday, Saturday or Sunday, which follows such public holiday), at the same place fixed for the original meeting (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the General Meeting, or if the Company gives notice to the shareholders no less than 72 hours before the date fixed for the adjourned meeting.

17.3	If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any two shareholders present in person or by proxy, shall constitute a quorum.

17.4
Notwithstanding any other provision in these Articles, if the convening of a Special Meeting is demanded other than by resolution of the Board of Directors of the Company, the adjourned meeting shall take place only if there are present at least two shareholders holding voting rights in an amount no less than the amount required in order to convene the original meeting. If there is no quorum as aforesaid at the adjourned meeting, the meeting shall not be adjourned to another date and all of the proposed resolutions on the agenda shall be deemed to have been rejected by the meeting.

17.5
The Chairman of the Board of Directors of the Company shall act as Chairman of every General Meeting of the Company. If there is no Chairman of the Board of Directors and the Board of Directors has not determined that another individual shall act as Chairman of the meeting as aforesaid, or if the proposed Chairman is not present fifteen minutes after the time set for the meeting, or if that person does not wish to act as Chairman of the meeting, the shareholders present at the meeting shall in person or by their proxies elect a shareholder or a proxy present at the meeting to act as Chairman of the meeting.

17.6
The Chairman of the meeting may, with the consent of a meeting at which a quorum is present, postpone the meeting from time to time and from place to place, and he must postpone the meeting as aforesaid if the meeting directs him to do so. At a resumption of the meeting that has been adjourned as aforesaid, only those matters which were on the agenda of the original meeting and the discussion of which was not completed or commenced, shall be discussed.  Notwithstanding anything in these Articles to the contrary, if a meeting is adjourned for twenty-one (21) days or more, a notice shall be given of the adjourned meeting as in the case of an original meeting. Except as aforesaid, no shareholder shall be entitled to receive any notice of an adjournment or of the business to be transacted at the adjourned meeting.

17.7
At any General Meeting, a resolution, in respect of any business put to a vote at the meeting shall be decided by a poll.  Such poll shall be held in the manner and at the time and place as the Chairman of the General Meeting directs (including the use of ballots or tickets), whether immediately or after an interval or postponement, or in any other way, and, subject to the other provisions of these Articles and the Companies Law, the results of the poll shall be deemed to be a resolution of the General Meeting. The holding of a poll shall not prevent the continued business of the General Meeting.

17.8
Unless specified otherwise under any law, each resolution of the General Meeting (including a resolution with respect to the amendment, alteration or addition to these Articles or replacement thereof) shall be carried by a simple majority.

17.9
The announcement by the Chairman that a resolution has been carried unanimously or by a certain majority or has been rejected shall be prima facie evidence of that fact. An announcement as aforesaid and a notification to this effect that has been recorded in the minute books of the Company shall be prima facie evidence of the matter stated therein and there shall be no need to prove the number of votes or the proportion of the votes cast in favor or against the proposed resolution.

18.	Voting

18.1
Each share shall entitle the holder thereof to one vote for a share which held by him and to which a voting right is attached without regard to the nominal value of that share, unless the terms of issue of the share provide otherwise.

18.2
A corporation which is a shareholder may authorize an officer in the corporation to be its representative at any meeting of the Company. A person authorized as aforesaid shall be entitled to use, on behalf of the corporation that he represents, the same powers which the corporation itself could have used if it was an individual shareholder.

18.3
A shareholder who is a minor and a shareholder who has been declared legally incompetent by a court of competent jurisdiction may vote only through his guardian, and the said guardian may vote by proxy.

18.4
In the case of joint owners of a share, the vote of the principal joint owner shall be accepted by the Company, whether given in person or by proxy, and the vote of the remaining joint owners shall not be accepted. For the purpose of this Article, the principal joint owner shall be deemed to be the shareholder whose name first appears in the Register with respect to the relevant shares.

19.	Voting by Proxy

19.1
A shareholder may appoint a proxy to vote in his place and the proxy need not be a shareholder in the Company. The appointment of a proxy shall be in writing signed by the person making the appointment or by an attorney authorized for this purpose, and if the person making the appointment is a corporation, by a person or persons authorized to bind the corporation.

19.2
The document appointing the proxy to vote (the “Appointment”) and power of attorney (if any) pursuant to which the Appointment has been signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited in the Office (or at such other place in Israel or abroad as the Board of Directors may direct from time to time) or at the location set for the meeting not less than 2 (two) hours (or not less than 24 (twenty four) hours with respect to a meeting to be held outside of Israel), before the time of the meeting, or shall be delivered by hand to the Chairman at the commencement of the meeting, provided that the Chairman of the meeting may waive this requirement for any meeting. Any question that may be raised concerning the eligibility of an Appointment will be decided by the Chairman of the meeting and his decision will be final.

	19.3	A shareholder holding more than one share may appoint more than one proxy, subject to the following provisions:

(a)	The Appointment shall indicate the class and number of shares in respect of which it is given;

(b)
If the number of the shares of any class specified in the Appointments that have been given by one shareholder exceeds the number of shares of that class held by him, all of the Appointments given by that shareholder shall be void;

(c)
If only one proxy is appointed by the shareholder and the Appointment does not indicate the number and class of shares in respect of which it is given, the Appointment shall be deemed to have been given with respect to all of the shares owned by the shareholder at the time for determining the entitlement to participate and vote at the meeting (if the Appointment is given for a specific meeting) or in respect of all of the shares held by the shareholder at the date of depositing the Appointment with the Company or on the date of delivery to the Chairman of the meeting, as the case may be. In the event that an Appointment is given with respect to a number of shares less than the number of shares held by the shareholder, the shareholder shall be deemed to have abstained from voting with respect to the remainder of the shares that he owns and the Appointment shall be valid with respect to the number of shares specified therein.

19.4	Each appointment of a proxy, whether for a specific meeting or otherwise, shall, to the extent that the circumstances permit, be substantially in the following form:

“I, ________ (I.D. Number/Company Number ________) of ____________________, in my capacity as shareholder of BluePhoenix Solutions Ltd., hereby appoint ________, (I.D. Number/Company Number ______________) of ____________________, or in his/her absence, ______________, (I.D. Number/Company Number ______________) of ______________, to vote on my behalf and in my name with respect to ________ Class __ shares held by me at the (annual/special) meeting of the Company that shall be held on the ___ day of ________, and at any adjournment of such meeting.

In witness whereof I have signed hereon this ___ day of ________.

______________________
Name and Signature”

19.5
A vote cast pursuant to an Appointment appointing a proxy shall be valid notwithstanding the death of the person making the Appointment or the cancellation of the power of attorney or the transfer of the share in respect of which the vote is cast as aforesaid, unless notice in writing of the death, cancellation or transfer as aforesaid has been received in the Offices of the Company or by the Chairman of the meeting, by the time of the vote.

19.6
Subject to the provisions of the Companies Law and any other regulations that may be enacted form time to time pursuant thereto, the Board of Directors is entitled, from time to time, at its absolute discretion, to determine which resolutions may also be approved at the general meeting or any other type of meeting (whether applying generally or applying one-time only) by proxy and to change the said matters determined by the General Meeting and also to determine from time to time any administrative provisions with respect to any matter connected with the proxies or position papers.

Should the Board of Directors formulate procedures and matters as specified above, such procedures and matters will be brought to the attention of the shareholders such that they will be available for review by the shareholders at any reasonable time at the Office or at any other place or in any other manner to be determined by the Board of Directors.

19.7	Subject to the provisions of any law, resolutions approved by a General Meeting, at which the shareholders are entitled to vote by proxy, will not be invalidated if the Company, in error:

(a)
did not send to the shareholders a proxy, notice of convening the General Meeting or a notice regarding the possibility of voting at that General Meeting by way of proxy or if it did not send any position paper or any other document to the shareholders;

(b)	sent documents and notices late or to an incorrect address;

(c)
did not count the shareholders votes or counted the votes as said but in an incorrect or imprecise manner, provided that such counting of votes did not result in a change of the resolutions passed at the General Meeting or in the derogation of the validity of the General Meeting or of the validity of the passed resolution had the votes for such resolution been counted precisely.

(d)	did not act in accordance with the provisions of the law or procedures prescribed by the Board of Directors with regard to voting by way of proxies and the sending of position papers.

20.	Powers of the General Meeting

The Company’s decisions on the following matters shall be adopted by the General Meeting in accordance with the required majority provided by with any law and any provision of these Articles:

	20.1	Changes in the Articles.

	20.2	Changes in the Memorandum with respect to the Company’s name and its purposes only.

	20.3	Appointment of the Company’s auditor and the termination of his service.

	20.4	Appointment of directors, including outside directors, and the termination of their service, all as provided in these Articles.

20.5	The increase and reduction of the registered share capital and a change of the rights attached to the existing shares, all in accordance with the provisions of any law.

20.6	A merger, in accordance with the provisions of any law.

20.7	Approval of acts and transactions that require the approval of the General Meeting under the provisions of any law or of these Articles.

20.8	Exercise of the powers of the Board of Directors in the events prescribed under the law.

PART E: THE BOARD OF DIRECTORS

21.	Appointment and Dismissal of Directors

21.1
Until such time as the General Meeting decides otherwise, the number of members of the Board of Directors shall be set by the Board from time to time, provided, however, that such number shall be not less than three (3) and not more than six (6).

	21.2	The directors will be elected by the General Meeting (whether at the Annual General Meeting or at a Special Meeting) on the agenda of which will be the appointment of directors.

21.3
For as long as the Company is required in accordance with any law, to appoint outside directors, the Company’s General Meeting (whether the Annual General Meeting or Special Meeting) shall appoint any number of outside directors, on any conditions in a manner prescribed by law.

21.4
In addition to the directors who are appointed by the General Meeting as aforesaid, the Board of Directors of the Company may at its discretion appoint additional directors, provided that the number of members of the Board of Directors after such appointment shall not exceed the maximum number of directors fixed in these Articles.

21.5
Subject to the provisions of any law regarding the cessation of the service of outside directors, the General Meeting is entitled to dismiss a director, including a director that was not appointed by the General Meeting, before the completion of his service for any reason, provided that the director is given a reasonable opportunity to bring his position before the General Meeting.

21.6
Any dismissal, replacement, appointment or re-appointment of a director that was appointed by the Board of Directors shall be approved by the majority of directors present and voting at a meeting of the Board of Directors, in which the agenda includes the appointment.

	21.7	An organ that is entitled to appoint a director will be entitled to determine the commencement of his service that will either be at the time of the appointment of that director or at a later time.

21.8
The service of a director that was appointed by the General Meeting will cease (if he has not been dismissed earlier by the General Meeting, as described above) at the end of the first Annual General Meeting held after the said date of appointment (without a need to give the director an opportunity to present his position).

21.9	Subject to the provisions of any law, a director who has ceased to serve as a director is eligible to be re-appointed.

21.10
Subject to the provisions of any law, the office of a director (including the office of an Alternate Director and ~~a Corporate Representative~~) shall be vacated automatically in each of the following events:

(a)	upon his death;

(b)	if he is declared to be legally incompetent;

(c)
if he is declared bankrupt, and if the director is a corporation, if a liquidator, receiver, special manager or trustee (in each case temporary or permanent) is appointed for the corporation or its assets within the context of a creditors scheme of arrangement or an order of stay of proceedings;

(d)
if he resigns from office by written notice to the Company, to the Chairman of the Board of Directors or to the Board of Directors, in which case the office of the director shall be vacated on the date of service of notice or at such later date as specified in the notice as the effective date of resignation;

(e)	if his term of office was terminated in accordance with the provisions of these Articles;

(f)	if the director is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a company director;

(g)	if a court of a competent jurisdiction decides to terminate his office in a decision or judgment for which no stay of enforcement granted.

21.11
Notwithstanding anything stated in these Articles, the appointment of a director or~~,~~ an Alternate Director ~~or a Corporate Representative~~, as the case may be, (together “the Appointee”) shall not come into effect before the Appointee has delivered to the Company a notice in writing in which the Appointee declares that he is lawfully competent to be appointed as a director of the Company and that he agrees to be appointed as a director of the Company. The notice shall include the personal details of the appointee required by law. The form of the aforesaid notice shall be set down by the Board of Directors from time to time and may be in the form of an affidavit prepared and authenticated in accordance with the law.

21.12
If any director is not appointed, or if the appointment of any director does not come into effect, or if the office of a director becomes vacant, the remaining directors may act in any manner provided that their number does not fall below the minimum number specified in these Articles. If the number of directors falls below the minimum number as aforesaid, the directors shall not be able to act other than in emergencies, or for the purpose of convening a General Meeting, or for the purpose of the appointment of additional directors by the Board of Directors.

~~21.13~~	~~A corporation is fit to act as a director and as an Alternate Director of the Company.~~

22.	Alternate Director

22.1
A director may at any time appoint an alternate (“the Alternate Director”), who is competent to serve as director of the Company and complies with the provisions of the Companies Law.  A person who at that time is serving as a director or~~,~~ an Alternate Director of another director ~~or a Corporate Representative~~ may not serve as an Alternate Director.  The Alternate Director shall have all of the duties, rights and authorities (other than the authority to appoint an alternate for himself) which the director who appointed him has, provided, however, than an Alternate Director shall have no standing in any meeting in which the director who appointed him is present.

22.2
The appointment of an Alternate Director and the cancellation thereof shall be by a written notice to be delivered by the appointing director to the Company. The appointment and cancellation of an appointment shall come into effect on the date of delivery of the notice to the Company or at the date specified in the notice, whichever is later.

22.3
A director who appoints an Alternate Director may at any time cancel the appointment. In addition, the office of an Alternate Director shall be vacated whenever the Alternate Director notifies the Company in writing of his resignation, with effect from the date of his notice or whenever the director who has appointed the Alternate Director ceases to be a director of the Company for whatever reason.

	22.4	An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the director who appointed him.

23.	Reserved.
~~Corporate Representative~~

~~23.1~~
~~A corporation which acts as a director or an Alternate Director shall appoint an individual qualified to be appointed as a director of the Company to act on its behalf in the Board of Directors (the “Corporate Representative”).~~

~~23.2~~
~~The appointment of a Corporate Representative and the cancellation thereof shall be by a written notice to be delivered by the appointing corporation to the Company.  The appointment shall come into effect on the date of service of notice to the Company or on the date specified in the notice, whichever is later.~~

	~~23.3~~	~~The appointing corporation is entitled to the rights and authorities of a director only at the time at which the corporation has validly appointed a Corporate Representative.~~

24.	Chairman of the Board of Directors

24.1
~~The Board of Directors may appoint one of the directors (other than an Alternate Director or a Corporate Representative) to act as a Chairman of the Board of Directors, remove such Chairman from office and appoint another person in his place. The Chairman of the Board of Directors shall not have an additional or casting vote at meetings of the Board of Directors.~~ The Board of Directors may appoint one of the directors (other than an Alternate Director ~~or a Corporate Representative~~) to act as a Chairman of the Board of Directors, remove such Chairman from office and appoint another person in his or her place. The Chairman of the Board of Directors shall not have an additional vote at meetings of the Board of Directors, but shall have a casting vote in case of even votes. An Alternate Director shall not have a casting vote.

24.2
The service of the Chairman of the Board of Directors continues even after the convening of the General Meeting at which directors are appointed or dismissed and will cease upon the occurrence of any of the following events:

(a)	the completion of the period of service that was determined in the appointment resolution;

(b)
where the Chairman of the Board of Directors resigns such position by a written notice to the Board of Directors.  In such a case, his service will cease on the date upon which the notice is delivered or on the date prescribed in the notice to be the effective date of the resignation, whichever is later.

(c)	the Chairman of the Board of Directors ceases to serve as a director for any reason;

(d)	the Chairman is dismissed by the Board of Directors.

24.3
The Chairman of the Board of Directors may, from time to time by a written notice to the Board of Directors, appoint another director to act as a Deputy Chairman of the Board of Directors, to dismiss the Deputy Chairman and to appoint another in his place, provided that the tenure of the Deputy Chairman of the Board of Directors shall not cease even if the person who appointed him ceases to act as Chairman of the Board of Directors or as a director, unless the Board of Directors decides otherwise. If the Chairman of the Board of Directors is not present 15 minutes after the beginning of a meeting of the Board of Directors, or if he does not wish to sit as Chairman of the meeting, the Deputy Chairman or in the absence of a Deputy Chairman, any other director chosen by the Board of Directors to be the Chairman of such meeting, shall conduct the meeting and may exercise all of the authorities vested in the Chairman of the Board of Directors.

24.4
The Chairman of the Board of Directors shall have all of the powers, rights and authorities granted to him under these Articles or by law. Without prejudice to the generality of the aforesaid, the Chairman of the Board of Directors shall have all power and authority necessary in order to carry out his functions and to exercise his rights and authorities in an efficient manner, including the authority to act in the name of the Company and on its behalf in the matters referred to above and to give directions to the General Manager of the Company and to employees and consultants of the Company for this purpose.

24.5
If both the Chairman of the Board of Directors and the Deputy Chairman are absent 15 minutes after the beginning of a meeting of the Board of Directors, or they do not wish to act as Chairman, or no Chairman of the Board of Directors has been appointed for the Company, the Board of Directors shall appoint one of its members (including an Alternate Director ~~or Corporate Representative~~) to be the Chairman of such meeting.

25.	Convening and Conduct of Meetings of the Board of Directors

	25.1	The Board of Directors shall convene as often as the needs of the Company require and shall do so at least once every three months.

	25.2	The Board of Directors shall be convened as follows:

(a)	In accordance with a decision of the Chairman of the Board of Directors;

(b)	At the request of two directors, but if the Board of Directors comprises up to five members, at the request of one director;

(c)
By the Chairman of the Board of Directors if and when a notice or a report from the General Manager is received requiring the action of the Board of Directors or a notice from the auditor regarding substantial defects in the audit of the Company.

(d)	In any other case in which it is required by law to convene a meeting of the Board of Directors.

25.3
If a meeting of the Board of Directors is convened by the Chairman of the Board of Directors or by a majority of the members of the Board of Directors, the meeting shall be convened no earlier than the next business day following delivery of a notice of the meeting to all of the members of the Board of Directors, unless the Chairman of the Board of Directors or a majority of the members of the Board of Directors determine that because of the urgent nature of any matter on the agenda, the meeting must be convened within a shorter time. In such a case, the meeting shall be convened in the manner which allows the participation of the maximum number of members of the Board of Directors in the meeting.

25.4
The Board of Directors may hold meetings using any means of communication, provided that all of directors participating can hear one another at the same time, as well as in any other manner permitted by law.  Such a meeting will be considered for the purposes of any matter, including the matters of sending notices, legal quorums and the recording of protocols, as an ordinary meeting of the Board of Directors.

25.5
Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence of a majority of the directors then in office who are lawfully entitled to participate in the meeting, but shall not be less than two.

25.6
The Board of Directors may make a decision without actually convening, provided that all of the directors entitled to participate in the discussion and vote on the matter brought for decision agree thereto.  A resolution in writing signed unanimously by all the directors then in office and lawfully entitled to vote thereon or to which all of the directors have given their unanimous written consent (by letter, e-mail, facsimile or otherwise) shall be deemed to have been adopted by a meeting of the Board of Directors duly convened and held.

25.7
Other than expressly provided in these Articles, the minutes of each meeting of the Board of Directors, shall be signed by the Chairman of the Board of Directors, or the Chairman of the meeting, as the case may be.

	25.8	At a vote of the Board of Directors, each director shall have one vote.

	25.9	Resolutions of the Board of Directors shall be carried by a simple majority of the directors voting on any matter on the agenda.

25.10
Any action taken by or in accordance with a resolution of the Board of Directors or by or in accordance with a decision of a Committee of the Board of Directors or by a director acting in his capacity as director is valid and effective even if it is subsequently discovered that there was a defect in the appointment of the directors or the election of the directors or if all or one of them was disqualified, in each case as if each of the directors had been lawfully elected and as if he was fully qualified to act as director, Alternate Director~~, Corporate Representative~~ or member of the said Committee, as the case may be.

26.	Notice of Meetings of the Board of Directors

26.1
Notice of a meeting of the Board of Directors shall be delivered to each director verbally, by telephone, in writing or by any other means of communication. If a director has appointed an Alternate for himself, notice shall be delivered to the Alternate. ~~Notice to a director which is a corporation shall be delivered to the Corporate Representative.~~

	26.2	A notice convening a meeting of the Board of Directors shall include reasonable particulars of all of the matters on the agenda, as well as the place and time fixed for the meeting.

	26.3	All of the directors may agree to waive prior notice of a meeting of the Board of Directors.

27.	Authorities of the Board of Directors

	27.1	The Board of Directors shall set the policy guidelines for the Company and shall supervise the performance and activities of the General Manager, and as part thereof it:

(a)	shall determine the Company’s plans of activity, the principles of financing them and the order of priority among them;

(b)	shall examine the Company’s financial situation and set a framework of credit which the Company may take;

(c)	shall determine the organizational structure and the wage policy;

(d)	may decide to issue a series of debentures;

(e)	is responsible for the preparation and approval of the financial reports;

(f)	shall appoint and dismiss the General Manager of the Company;

(g)	shall decide on the acts and transactions that require its approval in accordance with these Articles or the Companies Law;

(h)	may allocate shares and securities convertible into shares up to the limit of the Company’s registered share capital;

(i)	may decide on a distribution;

(j)	shall express its opinion on a special purchase offer.

27.2
Without prejudice to the generality of the aforesaid, the Board of Directors shall be entitled to use all of its authorities and powers and to carry out all the actions vested in it by law or by these Articles.

27.3
The Board of Directors may exercise any authority of the Company which has not been delegated by these Articles or by law to the General Manager or to the General Meeting, and such authority shall be deemed to have been delegated to the Board of Directors by these Articles.

27.4
The power of the Board of Directors shall be subject to the provisions of any law, and to any article that shall be adopted by the Company in General Meeting, provided that no such article shall invalidate any action taken prior thereto by the Board of Directors or pursuant to a decision thereof which would have been legally valid but for the adoption of the said article.

27.5
The General Meeting may assume the authority vested in the Board of Directors (including the authorities vested in the Board of Directors in the absence of a General Manager) for a specific matter or for a specific period of time.

27.6
For the purpose of exercising the general authorities vested in the Board of Directors and without limiting or restricting in any way whatsoever the said authorities or any of them, it is hereby expressly stated that the Board of Directors shall have the following authorities:

(a)
From time to time to appoint one or more persons (whether or not that person is a member of the Board of Directors) as a General Manager or another Officer of the Company, either for a fixed period of time or for an unlimited period of time, and from time to time (bearing in mind the terms of any contract between the Company and such person or persons) to dismiss him or them from office and appoint another person or persons in his or their place.

(b)
Subject to any rule of law, to fix the remuneration of the General Manager or of any other Officer from time to time (bearing in mind the terms of any contract between the Company and such person). Such remuneration may be in the form of a fixed salary, payment based on the profits or turnover of the Company or of any other company in which the Company is interested, or by way of participation in such profits, or by way of receipt of securities of the Company, or in one or more of these ways, or in any other manner which the Board of Directors deems fit.

(c)	To determine the remuneration of the auditor of the Company.

27.7
For the purpose of setting the policy guidelines for the Company and supervising its activities, any director may examine the documents and records of the Company and receive copies thereof, examine the assets of the Company and receive professional advice at the expense of the Company if the Board of Directors or the court approves the covering of this expense.

28.	Reserved.

29.	Committees of the Board of Directors

29.1
The Board may delegate all or any of its powers, authorities and responsibilities (except for those powers, authorities and responsibilities which, under the Companies Law, the Board is unable to delegate) to any committee consisting of such members of the Board as the Board may, from time to time, think fit, subject to the Companies Law, widen, curtail or revoke such delegation of powers, authorities and responsibilities.

29.2
To the fullest extent permitted by law, the Board, after determining a number of shares reserved for the issuance of shares, options or warrants to the Company’s employees, directors, and consultants, may delegate the power to issue such options and shares to a committee of the Board.

	29.3	Any committee of the Board shall in the exercise of the power, authorities and responsibilities so delegated conform to any regulations that may be lawfully imposed on it by the Board.

29.4
The meetings and proceedings of a Committee of the Board shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board, so far as the same are applicable thereto and are not lawfully suspended or superseded by any regulations imposed by the Board.

29.5
The Board shall appoint an audit committee consisting of at least three (3) members, the members of which and the authorities, powers and responsibilities of which shall be governed by the Companies Law and any other applicable law or rule.

PART F: THE GENERAL MANAGER AND OTHER OFFICERS

30.	The General Manager

30.1
The Board of Directors of the Company shall appoint one or more General Manager for the Company.  If more than one General Manager is appointed, the Board of Directors may determine that the authorities of a General Manager be divided between the General Managers.

30.2
The General Manager shall have full managerial and operational authority to carry out all of the activities which the Company may carry on by law and under these Articles and which have not been vested by law or by these Articles in any other organ of the Company. The General Manager shall be subject to the supervision of the Board of Directors.

	30.3	The General Manager may, with the approval of the Board of Directors, delegate his authority to another person who is subordinate to him.

	30.4	The Board of Directors may decide to transfer any authority vested in the General Manager to the Board of Directors, in a specific instance or for a specific period of time.

31.	Secretary and Officers

	31.1	The Board of Directors may appoint a Secretary for the Company and determine his duties and authorities. The Secretary, if appointed, shall be subject to the Board of Directors and shall report to it.

31.2
Officers of the Company, except directors and the General Manager, will be appointed and dismissed by the Board of Directors.  The conditions of service, employment and retirement of the said Officers will be determined by the General Manager with the approval of the relevant committee of the Board of Directors, unless it is determined otherwise in any law or by the Board of Directors.

32.	Personal Interest in Transactions of the Company

Any transaction which is not an Extraordinary Transaction and which is (i) a transaction with an Officer or (ii) a transaction of the Company with another person in which an Officer has a personal interest, may be approved by the same organ authorized to approve such a transaction, assuming that no party has a personal interest in it.

33.	Indemnity, Insurance And Exemption of Officers

	33.1	Exemption From Liability

Subject to the provisions of the Companies Law, the Company may exempt an Officer in advance from all or part of such Officer’s responsibility or liability for damages caused to the Company due to any breach of such Officer’s duty of care towards the Company to the maximum extent permitted by law. Notwithstanding, the Company shall not exempt a director in advance from its responsibility or liability towards the Company due to a breach of such director’s duty of care in distribution.

	33.2	Indemnification

(a)           Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Officer to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such Officer in such Officer’s capacity as an Officer of the Company:

(i) a financial obligation imposed on an Officer in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court of law;

(ii)           reasonable litigation expenses, including legal fees, incurred by an Officer as a result of Criminal Inquiry or an investigation or proceeding instituted against such Officer by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law;

(iii)           expenses, including reasonable litigation expenses and legal fees, incurred by and Officer as a result of a proceeding instituted against such Officer in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

(iv)           reasonable legal expenses, including attorney’s fees, which the Officer incurred or with which the Officer was charged by a court of law, in a proceeding brought against the Officer, by the Company or on its behalf or by another person, or in a criminal prosecution in which the Officer was acquitted, or in a criminal prosecution in which the Officer was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

(b)           Subject to the provisions of the Companies Law and the Securities Law, the Company may undertake to indemnify an Officer in advance with respect to (i) financial obligations as specified in Article 33.2 (a)(i), provided, that the undertaking is limited to categories of events which, in the opinion of the Board of Directors can be foreseen, based on the company’s actual activities at the time the undertaking to indemnify is given, and in amounts set by the Board of Directors as reasonable; and (ii)  expenses, fees and payments as specified in Sub-Sections 33.2 (a)(ii), (iii), (iv) and (v). Subject to the provisions of the Companies Law and the Securities Law, the Company may also undertake to indemnify an Officer retroactively for expenses, fees and payments as specified in Section 33.2.

33.3	Insurance

(a)           Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract to insure an Officer for all or part of the liability that may be imposed on such Officer in connection with an act performed by such Officer in such Officer’s capacity as an Officer of the Company, with respect to each of the following:

(i) breach of his duty of care to the Company or to another person;

(ii)          breach of his duty of loyalty to the Company, provided that the Officer acted in good faith and had reasonable grounds to assume that the action in question would not prejudice the interests of the Company; and

(iii) a financial obligation imposed on him in favor of another person.

(b)           Subject to the provisions of the Companies Law and the Securities Law, the Company may also enter into a contract to insure an Officer for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Officer as a result of a proceeding instituted against such Officer in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I’1 of the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52(54)~~ND~~(a)(1)(a) of the Securities Law.

33.4	(a) The Company shall not indemnify, exculpate or insure any Officer under any of the following circumstances:

(i)
a breach of duty of loyalty, except, with respect to indemnification and insurance, to the extent that the Officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

(ii)	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Officer;

(iii)	an act or omission committed with intent to derive illegal personal benefit; or

(iv)	a fine, civil fine, financial sanction or levied against the Officer.

(b) The Company shall not indemnify or insure any Officer for a proceeding instituted against such Officer pursuant to the provisions of Chapter H’3, H’4 and I’1 under the Securities Law.

33.5
Any amendment to the Companies Law and the Securities Law adversely affecting the right of any Officer to be indemnified or insured pursuant to this Article shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Officer for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law and the Securities Law.

33.6
The provisions of this Article are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer (“Person”), provided, that the Company shall not indemnify or insure a Person, for a proceeding instituted against such Person pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law and shall not indemnify and shall not pay any financial sanction imposed on such Person.

~~Insurance, Release and Indemnification of Officers~~

~~33.1~~
~~Subject to the provisions of the Companies law, the Company may prospectively exculpate an Officer from all or some of the Officer’s responsibility for damage resulting from the Officer’s breach of his or her duty of care to the Company.~~

~~33.2~~
~~Subject to the provisions of the Companies Law, the Company may indemnify an Officer to the maximum extent permitted by the law, in respect of an obligation or expense specified below imposed on the Officer or incurred by him in respect of an act performed in his capacity as an Officer, as follows:~~

~~a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;~~

~~reasonable litigation expenses, including attorney’s fees, incurred by the Officer as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (B) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and~~

~~(iii)~~
~~reasonable litigation expenses, including attorney’s fees, expended by an Officer or charged to the Officer by a court, in a proceeding instituted against the Officer by the Company or on its behalf or by another person, or in a criminal charge from which the Officer was acquitted, or in a criminal charge from which the Officer was acquitted, or in a criminal proceeding in which the Officer was convicted of an offense that does not require proof of criminal intent.~~

~~The Company may undertake to indemnify an Officer as aforesaid, (aa) prospectively, provided that in respect of Article 33.2(i), the undertaking is limited to categories of events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activities at the time the undertaking to indemnify is given, and for an amount or criteria which the Board of Directors has determined are reasonable under the circumstances, and further provided that such events and amount or criteria are stated in the undertaking to indemnify, and (bb) retroactively.~~

~~33.3~~
~~Subject to the provisions of the Companies law, the Company may enter into a contract for the insurance of all or a part of the liability of any Officer imposed on the Officer in respect of an act performed in his capacity as an Officer, in respect of each of the following:~~

~~(i)~~	~~a breach of his duty of care to the Company or to another person;~~

~~(ii)~~	~~a breach of his duty of loyalty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;~~

~~(iii)~~	~~a financial obligation imposed on him in favor of another person.~~

~~33.4~~
~~The provisions of Articles 26.1, 26.2 and 26.3 above are not intended , and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the revision of any such indemnification shall be approved by the Audit Committee.~~

	~~33.5~~	~~The provisions of this Article shall apply to a Corporate Representative and an Alternate Director.~~

34.	Signature Rights

The signature rights in the name of the Company shall be determined by the Board of Directors, generally, for a class of matters or for a specific matter. Any signature in the name of the Company shall be accompanied by the name of the Company. The authorized signatories do not have to be directors.

PART G: MINUTES, REGISTERS AND BOOKS OF ACCOUNTS

35.	Minutes

	35.1	The Board of Directors shall ensure that records of the following matters are duly maintained in books that shall be prepared for this purpose:

(a)
The names of members of the Board of Directors who are present at any meeting of the Board of Directors and at any meeting of a Committee of the Board of Directors (including any decision of the Board of Directors or of its Committees which is adopted without actually convening).

(b)	The names of the registered shareholders participating in any General Meeting.

(c)	The instructions given by the Board of Directors to the Committees of the Board of Directors.

(d)
The proceedings at General Meetings, meetings of the Board of Directors, and meetings of the Committees of the Board of Directors, including resolutions adopted without actually convening these meetings.

35.2
Any minute of a meeting of the Board of Directors or of any Committee of the Board of Directors or of the General Meeting of the Company which purports to be signed by the Chairman of the meeting or by the Chairman of the next following meeting shall be prima facie evidence of the matters stated therein.

36.	Books and Registers of the Company

36.1
Each book, register and registration that the Company must maintain in accordance with the provisions of the Companies Law or these Articles shall be made in regular books or by electronic means, as the General Manager shall determine, provided that the persons entitled to inspect them are able to receive copies of the documents.

36.2
The Company may destroy any request for entering any change in the Register seven years after the date of the change in the Register, and there shall be a prima facie assumption that all requests for changes in the Register were valid and that any action taken by virtue or as a result thereof was lawfully taken.

36.3
Subject to any provision of law, the Company may determine the manner and form in which documents which shareholders are entitled to inspect are presented to them, and may decide that copies of documents be provided against payment.

PART H: AUDIT

37.	Auditor

	37.1	At least once in each calendar year, the financial statements of the Company shall be audited by an auditor or auditors who will express their opinion as to the financial statements.

37.2
The Company shall appoint at the Annual Meeting an auditor or auditors to serve in this capacity until the following Annual Meeting, but the General Meeting may appoint an auditor to serve for a longer period, not extending beyond the end of the third Annual Meeting after the appointment.

37.3
Subject to the provisions of the Companies Law, any act of the auditor of the Company shall be valid with regard to any person acting in good faith with the Company, notwithstanding any defect in the appointment or qualification of the auditor.

	37.4	The fees of the auditor shall be fixed by the Board of Directors. The Board of Directors shall report at the Annual Meeting the fees of the auditor so fixed.

37.5
The Board of Directors will notify the auditor of General Meetings and of meetings of the Board of Directors in which the financial statements audited by the auditor are presented, and the auditor shall be entitled to attend such meetings.

38.	Internal Auditor

	38.1	As long as the Company is a public company, the Company will have an internal auditor, to be appointed by the Board of Directors in accordance with the proposal of the Audit Committee.

	38.2	The role and authorities of the internal auditor shall be as provided in the Companies Law.

PART I: RESERVES, DISTRIBUTIONS AND BONUS SHARES

39.	Reserves

39.1
The Board of Directors may at any time allocate such amounts as it sees fit from the surpluses (as defined in the Companies Law) to a reserve for any purpose determined by it. Likewise, the Board of Directors may direct the management of, and the uses to which, any reserve or part thereof is put, including using of any reserve or part thereof for the business of the Company, without need to maintain such amount separate from the remaining assets of the Company.

39.2
The Board of Directors may from time to time, subject to the provisions of any law and the provisions of these Articles, change the purpose for which any capital reserve has been designated or the manner in which it is managed, to combine or split reserves and to transfer the amount of any capital reserve to the surplus account or to any other account in the accounting records of the Company. Notwithstanding the aforesaid, the Board of Directors may not transfer any amount from the share premium account other than to the share capital of the Company or for the purposes of a distribution that does not satisfy the profit test.

40.	Distribution of Dividends and Bonus Shares

	40.1	Subject to these Articles, the Company may declare and pay any dividend or decide on a distribution permitted under the Companies Law.

	40.2	No dividend shall bear interest or linkage against the Company.

40.3
A dividend may be paid, in whole or in part, by way of distribution of assets of any kind. A distribution of assets as aforesaid shall be made by a transfer, assignment, transfer of title, grant of a contractual or proprietary right or in any other manner as the Board of Directors directs.

40.4
If the Board of Directors decides to distribute a dividend, in whole or in part by way of an allotment of shares in the Company to those shareholders entitled to the dividend, at a price lower than the nominal value of those shares or to distribute bonus shares, the Company shall convert to share capital a portion of its profits or of its share premiums or of any other source included in the equity in its last financial statements (all as defined in the Companies Law) in an amount equal to the difference between the nominal value of the said shares and the price paid therefor.

40.5
The Board of Directors may allot from time to time bonus shares and determine the source of such distribution.  Such bonus shares shall form part of the share capital of the Company and shall be considered to be fully paid in such amount, being not less than the nominal value of the shares, as the Board of Directors shall direct. The said bonus shares shall be allotted without payment to the shareholders of the Company who would have been entitled to receive the amount converted to share capital for the purpose of distribution of the bonus shares if that amount had been distributed by way of cash dividend and in the same proportion.

40.6
The Board of Directors may decide that bonus shares shall be of the same class of shares as these shares which entitle the holders thereof to participate in the distribution of bonus shares, or that all bonus shares shall be of a single class which shall be distributed to all persons entitled thereto without taking into account the class of shares which they hold, or that bonus shares be a combination of classes of shares.

40.7
The Board of Directors may from time to time issue to the holders of the Company’s securities that are convertible into the Company’s shares, bonus shares or dividends as if the said securities had been converted into shares prior to the distribution in question, in each case subject to the terms of issue of the said securities.

The Board of Directors may make any arrangement and take any action necessary for the efficient and speedy implementation of the provisions of this Article, to determine the rights which the holders of convertible securities receive and the manner in which they receive these rights, and to carry out any necessary adjustment with respect to the rights of the holders, in this respect. The Board of Directors may exercise any authority granted to it in connection with the distribution of a dividend or bonus shares or rights to the shareholders in the Company, mutatis mutandis, all in the absolute discretion of the Board of Directors.

In order to implement any resolution regarding the distribution of a dividend or bonus shares or in connection with the acquisition of securities of the Company, the Board of Directors may sign any document and effect any arrangement which is, in the opinion of the Board of Directors, necessary in order to enable or facilitate the distribution, including the issuance of certificates for partial shares or to decide that shares in the Company which entitle the holder thereof to partial shares in an amount lower than the level fixed by the Board of Directors shall not entitle the holder to participate in that distribution, or to sell the partial shares and to pay the net proceeds of sale (after deduction of the expenses of sale and any tax that shall be payable in respect of the sale) to the persons entitled thereto; .

40.8
The Board of Directors may appoint a trustee or trustees (“the Trustee”) to hold dividends, bonus shares or any other right (together “the Benefit”) which the Company has issued or distributed to its shareholders and which was not demanded by any of the shareholders. Any action taken by the Trustee, and any agreement between the Board of Directors and the Trustee shall be valid and shall bind the shareholders in connection with the Benefit to which they are entitled and for which the Trustee has been appointed.

40.9
The Trustee shall be appointed for the purpose of exercising, collecting, receiving or depositing the Benefit, but the Trustee shall not be entitled to transfer the Benefit or part thereof or to grant any right in the Benefit or to make any use thereof.  The Trustee shall not be entitled to vote in respect of any securities of the Company which are included in the Benefit.

40.10
The Trustee shall transfer the Benefit, including any income arising thereon, less the Trustee’s fee as settled by the Board of Directors, to the shareholders entitled to the Benefit as soon as possible after he receives the first written demand from the shareholders, subject to authentication of the identity of any shareholder and details of the Benefit to which he is entitled.

40.11
If the payment of the dividend is not demanded within seven (7) years from the date of the decision to distribute that dividend, the person entitled thereto shall be deemed to have waived the dividend, and ownership thereof shall return to the Company.

40.12
The Board of Directors may pay all dividends or money due in respect of shares by sending checks in the mail, and if the Benefit is, in whole or in part, an asset or a right, by sending by mail any document confirming or creating the said right. Any check or document sent to the address of the shareholder as appearing in the Register shall be dispatched at the risk of the shareholder.

40.13
The transferee of any shares shall not be entitled to any dividend or any other distribution with respect to such shares, which has been declared after the date of transfer but before registration of the transfer in the Register, and in the event of the transfer of shares which is subject to the approval of the Board of Directors, before the date of said approval.

40.14
The Board of Directors may deduct from any dividend, distribution or other amounts which are to be paid to a shareholder (including to a person who is one of the joint holders of a share) any amounts due from such a person to the Company in his capacity as shareholder.

	40.15	If there is a number of persons registered as joint holders of a share, each one may give a valid receipt to the Company for any Benefit granted in respect of that share.

41.	Buy-Back

A decision regarding the acquisition of securities which have been issued by the Company and the manner in which these securities shall be dealt with by the Company shall be taken by the Board of Directors.

PART J: NOTICES

42.	Notices

	42.1	Subject to these Articles, any notice to shareholders of the Company shall be given in accordance with the provisions of the law.

42.2
Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (air mail if sent internationally) or by cablegram, telex, facsimile or email addressed to such shareholder at his address as described in the Register or such other address as he may have designated in writing for the receipt of notices and other documents.  Such designation may include a broker or other nominee holding shares at the instruction of the shareholder.  Proof that an envelope containing a notice was properly addressed, stamped and posted shall be conclusive evidence that notice is given.  A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article.

42.3
Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager at the Offices of the Company or by sending it by any of the means provided for in Article 42.2 to the Company at its Office.

42.4
Any notice or other document referred to above shall be deemed to have been served 48 hours after it has been posted (seven days if sent internationally), or 24 hours after sent by cablegram, telex, facsimile or email.  The date of mailing, publication or other method of sending a notice and the date of the meeting shall be counted as part of the days comprising any notice period.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was received sooner than provided herein, defectively addressed or failed, in some other respect, to comply with the provisions of this Article.

42.5
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons in named first in the Register, and any notice so given shall be sufficient notice to the holders of such share.

42.6
Any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

42.7	Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published:

(i)
in two daily newspapers in the State of Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

(ii)
in one daily newspaper in the City of New York and in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.